

02005889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00



SEC FILE NUMBER
8-40697

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Yanni Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Grant Building, 310 Grant Street

(No. and Street)

Pittsburgh	Pennsylvania	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Theresa A. Scotti (412) 232-1000

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein+Company, Inc.

(Name — *if individual, state last, first, middle name*)

Three Gateway Center, 15th Floor, Pittsburgh, PA 15222

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Theresa A. Scotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yanni Partners, Inc., as of December 31, 2001, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Theresa A. Scotti
Signature

President
Title

Doreen DeLuca
Notary Public

Notarial Seal
Doreen DeLuca, Notary Public
Pittsburgh, Allegheny County
My Commission Expires July 25, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Stockholders of
Yanni Partners, Inc.
Pittsburgh, Pennsylvania:

We have audited the financial statements of Yanni Partners, Inc. (the "Company") for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Yanni Partners, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness as of December 31, 2001.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2001, and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.
Pittsburgh, Pennsylvania
January 23, 2002



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

PITTSBURGH OFFICE
3 Gateway Center, 15th Floor
Pittsburgh, PA 15222-1004
Telephone: 412-392-2345
Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices:
GREENSBURG OFFICE
420 Pellis Road
Greensburg, PA 15601-4585
Telephone: 724-834-7053
Facsimile: 724-834-4955
greensburg@herbein.com

READING OFFICE
401 Oley Street
Reading, PA 19601-2596
Telephone: 610-378-1175
Facsimile: 610-378-0999
reading@herbein.com

POTTSTOWN OFFICE
1503 Sunset Drive, Suite 6
Pottstown, PA 19464-5023
Telephone: 610-970-7996
Facsimile: 610-970-9229
pottstown@herbein.com

www.herbein.com

To the Board of Directors of
Yanni Partners, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Yanni Partners, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

We wish to express our sincere gratitude for the courtesy and assistance we received from your personnel during the course of the engagement. Their assistance made our job easier and more enjoyable.

This report is intended for the information and use of the board of directors, management, and others within the Company and applicable regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.
Pittsburgh, Pennsylvania
January 23, 2002



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

PITTSBURGH OFFICE
3 Gateway Center, 15th Floor
Pittsburgh, PA 15222-1004
Telephone: 412-392-2345
Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices:

GREENSBURG OFFICE
420 Pellis Road
Greensburg, PA 15601-4585
Telephone: 724-834-7053
Facsimile: 724-834-4955
greensburg@herbein.com

READING OFFICE
401 Oley Street
Reading, PA 19601-2596
Telephone: 610-378-1175
Facsimile: 610-378-0999
reading@herbein.com

POTTSTOWN OFFICE
1503 Sunset Drive, Suite 6
Pottstown, PA 19464-5023
Telephone: 610-970-7996
Facsimile: 610-970-9229
pottstown@herbein.com

www.herbein.com

The Board of Directors of
Yanni Partners, Inc.
Pittsburgh, Pennsylvania

The Auditing Standards Board has issued its Statement on Auditing Standards No. 61 which requires formal communication of certain matters as an integral part of the audit process. These communications are required on an annual basis and are meant to ensure that the appropriate level of communications occurs between our Firm and the audit committee of the Board of Directors or its equivalent. Such required communications and their application to Yanni Partners, Inc. (the "Company") for the year ended December 31, 2001 are as follows:

Required Communications	Application to Yanni Partners, Inc.
1. The level of responsibility assumed by us in the conduct of our audit.	The level of responsibility assumed by us is set forth in the independent auditor's report on the financial statements of the Company. Specifically, we note that: • Management of the Company bears responsibility for the financial statements. • Audits are designed to obtain reasonable, rather than absolute, assurance about the financial statements.
2. The initial selection and changes in significant accounting policies and methods used to account for significant or unusual transaction or items for which there is limited authoritative guidance.	None
3. The basis for management judgments.	The Company has made estimates based upon historical data in providing for known exposures which have arisen in the normal course of operations. No exception was taken to this basis for management judgments.



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Required Communication	Application to Yanni Partners, Inc.
4. Significant adjustments arising from our audit.	There were no significant adjustments arising from our audit.
5. Other information contained in audited financial statements.	The level of responsibility assumed by us with respect to the supplementary information included in the financial statements is set forth in the independent auditor's report. Specifically, we note that: • Management of the Company bears responsibility for the information accompanying the financial statements. • Our audit was conducted to form an opinion on the basic financial statements; the accompanying information is presented for additional analysis and is not a required part of the basic financial statements.
6. Disagreements with management, whether or not resolved.	None
7. Consultations with other accountants.	None
8. Major issues discussed with management prior to our retention as auditors for the Company.	None
9. Difficulties encountered in performing the audit.	None



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

We would be pleased to discuss any aspects of this report with you. This report is intended for the information and use of the board of directors and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.

Pittsburgh, Pennsylvania
January 23, 2002

YANNI PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2001 and 2000


FEB 27 2002
340

TABLE OF CONTENTS



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Yanni Partners, Inc.
Pittsburgh, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Yanni Partners, Inc. (the "Company") as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2000 were audited by Datemasch Milano & Associates, who merged with Herbein+Company, Inc. effective as of July 1, 2001, and whose report dated January 24, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Yanni Partners, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Herbein + Company, Inc.
Pittsburgh, Pennsylvania
January 23, 2002

PITTSBURGH OFFICE
3 Gateway Center, 15th Floor
Pittsburgh, PA 15222-1004
Telephone: 412-392-2345
Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices:

GREENSBURG OFFICE
420 Pellis Road
Greensburg, PA 15601-4585
Telephone: 724-834-7053
Facsimile: 724-834-4955
greensburg@herbein.com

READING OFFICE
401 Oley Street
Reading, PA 19601-2596
Telephone: 610-378-1175
Facsimile: 610-378-0999
reading@herbein.com

POTTSTOWN OFFICE
1503 Sunset Drive, Suite 6
Pottstown, PA 19464-5023
Telephone: 610-970-7996
Facsimile: 610-970-9229
pottstown@herbein.com

www.herbein.com

YANNI PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31 2001	December 31 2000
ASSETS		
Cash and cash equivalents	$ **594,360**	$ 856,204
Accounts receivable:		
Clients	**475,694**	463,655
Clearing broker	**120,698**	123,703
Other	**9,552**	8,826
Prepaid expenses	**162,232**	172,459
Cash value of life insurance	**100,420**	86,260
Property and equipment, net	**401,730**	132,152
TOTAL ASSETS	$ **1,864,686**	$ 1,843,259
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Revenues received in advance	$ **877,219**	$ 623,206
Accounts payable	**114,194**	60,425
Payroll withholdings	**2,005**	5,950
Accrued expenses	**364,611**	305,337
Accrued distribution to stockholders	**217,380**	166,200
TOTAL LIABILITIES	**1,575,409**	1,161,118
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; authorized, 50,000 shares; issued and outstanding, 25,000 shares	**25,000**	25,000
Additional paid-in capital	**310,000**	310,000
Retained earnings (accumulated deficit)	**(45,723)**	347,141
TOTAL STOCKHOLDERS' EQUITY	**289,277**	682,141
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **1,864,686**	$ 1,843,259

See accompanying notes.

YANNI PARTNERS, INC.

STATEMENTS OF INCOME

Year Ended December 31	2001	2000
REVENUES		
Consulting services	$ 5,293,625	$ 5,231,942
Interest and other	59,136	89,174
TOTAL REVENUES	5,352,761	5,321,116
EXPENSES		
Employee compensation and benefits	2,445,128	2,154,448
Clearing charges and costs	356,127	298,233
Business promotion	278,327	122,096
Office expense	243,413	184,482
Office rentals	236,005	220,875
Travel and entertainment	207,892	199,206
Professional services	162,306	148,835
Depreciation and amortization	79,642	99,227
Equipment rentals	69,681	54,722
Telephone	52,625	45,390
Taxes other than income	41,507	109,860
Insurance	29,562	35,618
Dues, fees and filing costs	26,888	32,667
Maintenance and repairs	20,821	44,579
TOTAL EXPENSES	4,249,924	3,750,238
INCOME BEFORE INCOME TAXES	1,102,837	1,570,878
INCOME TAXES AT CORPORATE LEVEL	0	0
NET INCOME	$ 1,102,837	$ 1,570,878

See accompanying notes.

YANNI PARTNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001 and 2000

	Common	Additional Paid-In	Retained Earnings (Accumulated) (Deficit)	Total
Balance, December 31, 1999	$ 25,000	$ 310,000	$ 692,463	$ 1,027,463
2000 activity:				
Net income	0	0	1,570,878	1,570,878
Distributions to stockholders	0	0	(1,916,200)	(1,916,200)
Balance, December 31, 2000	25,000	310,000	347,141	682,141
2001 activity:				
Net income	0	0	1,102,837	1,102,837
Distributions to stockholders	0	0	(1,495,701)	(1,495,701)
Balance, December 31, 2001	$ 25,000	$ 310,000	$ (45,723)	$ 289,277

See accompanying notes.

YANNI PARTNERS, INC.

STATEMENTS OF CASH FLOWS

Year Ended December 31	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 1,102,837**	$ 1,570,878
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	**79,642**	99,227
Increase in cash value of life insurance	**(14,160)**	(8,501)
Changes in:		
Accounts receivable	**(9,760)**	48,786
Prepaid expenses	**10,227**	(56,168)
Revenues received in advance	**254,013**	172,301
Accounts payable withheld taxes and accrued expenses	**109,098**	(31,861)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**1,531,897**	1,794,662
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	**(349,220)**	(15,742)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	**(1,444,521)**	(1,990,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(261,844)**	(211,080)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	**856,204**	1,067,284
CASH AND CASH EQUIVALENTS END OF YEAR	**$ 594,360**	$ 856,204

See accompanying notes.

YANNI PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

Yanni Partners, Inc. (the "Company") provides investment consulting services primarily to institutional clients. The Company is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable. In addition, the Company is registered with the United States Securities and Exchange Commission ("SEC") as a registered investment advisor. The Company has elected to become registered as a broker/dealer in order to accept directed brokerage as an alternative to payment in cash for services, at the option of the client. The Company does not execute or clear securities transactions

The Company has a Clearing Agreement with an executing/clearing broker, whereby this broker executes and clears all transactions for the Company's customers, carrying the accounts of such customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not hold securities in connection with such transactions.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash and Cash Equivalents:
Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less. Additionally, the Company utilizes the cash management services of a bank to invest available funds daily in interest bearing investments. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments:
Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. The Company has no investment securities classified as "available for sale" or "held to maturity". Marketable debt and equity securities classified as "trading" (basically mutual funds) are carried at fair value based upon quoted market prices. Unrealized gains or losses on trading securities are included in the statements of income. Realized gains or losses are computed based on specific identification of securities sold. The Company held no securities at December 31, 2001 and 2000.

Property and Equipment:
Property and equipment are stated at cost. Depreciation, including amortization of leasehold improvements, is provided using the straight-line method based on lives ranging from three to seven years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Normal maintenance and repairs are charged to expense as incurred; major renovations or betterments which extend the life or increase the value of assets are capitalized.

Revenues:
The Company renders its services generally under contracts that cover a 12-month period. Revenue is recognized as services are performed, normally ratably over the contract period.

Advertising Costs:
Advertising costs, which are expensed as incurred, amounted to $46,000 and $9,048 in 2001 and 2000, respectively.

Deferred Profit Sharing Plan
The Company has established a deferred profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan, which is a defined contribution plan, covers substantially all employees of the Company and provides for voluntary contributions by participants and contributions by the Company.

Income Taxes:
The Company and its stockholders have elected to be taxed as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and the laws of the Commonwealth of Pennsylvania. Under this election, taxable income is taxed to the stockholders. At December 31, 2001, the amount of undistributed retained earnings as an S corporation approximated $664,000. the Company files its income tax returns on the cash basis of accounting which accounts for the difference between book and tax retained earnings.

NOTE B - ACCOUNTS RECEIVABLE - CLIENTS

Because the Company provides the option for clients to pay for services in directed brokerage, it is not unusual for individual receivable accounts to be in a credit balance position at times. However, such credits are not required to be refunded.

The accounts receivable - clients balance consisted of the following:

	December 31	
	2001	2000
Accounts receivable - debit balances	**$ 475,694**	$ 463,655
Accounts receivable - credit balances	**(877,219)**	(623,206)
Net Balance	**$ (401,525)**	$ (159,551)

NOTE B - ACCOUNTS RECEIVABLE - CLIENTS - CONTINUED

Accounts receivable - credit balances are classified as revenue received in advance for financial statement presentation. For purposes of the computation of the Company's net capital under Rule 15c3-1 of the Securities and Exchange Commission and in accordance with guidelines established by the National Association of Securities Dealers ("NASD") (see Note F), $668,177 and $430,537, at December 31, 2001 and 2000, respectively, represent the cash and cash equivalent portion of the credit balances and, accordingly, are considered revenue received in advance and are included in aggregate indebtedness. The remaining credit balances of $208,782 and $192,409 at December 31, 2001 and 2000, respectively, are excluded from aggregate indebtedness. At December 31, 2001 and 2000, there were differences of $260 between the accounts receivable - credit balances reported in the financial statements and the amounts reported to the NASD. The differences were attributed to non-calendar year annual contracts with certain clients resulting in unearned revenues which are excluded from aggregate indebtedness.

The net credit balance of accounts receivable - clients is an addition to stockholders' equity in the computation of net capital, while the allowable debits in excess of or less than the credits is an adjustment to aggregate indebtedness.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31	
	2001	2000
Furniture and equipment	**$ 582,664**	$ 474,854
Computer equipment and software	**611,554**	571,591
Leasehold improvements	**208,576**	7,129
TOTAL	**1,402,794**	1,053,574
Accumulated depreciation and amortization	**(1,001,064)**	921,422
PROPERTY AND EQUIPMENT, NET	**$ 401,730**	$ 132,152

NOTE D - LEASE COMMITMENTS

The Company leases its facilities and various equipment under noncancellable operating lease arrangements which have terms in excess of one year. The following minimum rental payments are required under such operating leases for annual periods beyond December 31, 2001:

2002	$	349,350
2003		347,193
2004		330,951
2005		297,676
2006		298,488
Thereafter		572,102
Total	$	2,195,760

The above minimum rental payments exclude additional charges that may be incurred because of cost escalation clause within the facility lease. Total rental and other related expense under all operating leases amounted to $309,684 and $279,797 for 2001 and 2000, respectively.

NOTE E - EMPLOYEE BENEFIT PROGRAMS

The Company's matching contributions to the profit sharing and 401(k) plan were approximately $23,741 and $17,009 in 2001 and 2000, respectively. Additional contributions, made at the discretion of the Board of Directors and based on compensation and dependent upon category of employment, approximated $127,438 and $84,822 in 2001 and 2000, respectively.

The Company has various incentive programs for its key employees and a number of salaried individuals. The programs generally provide additional compensation based on the specific performance of the individuals and the overall performance of the Company. Under one program for key employees, the compensation is deferred and the employees must meet certain conditions of the employer to the date of retirement or separation from employment to avoid forfeiting the benefits. These benefits are accrued as a liability, in accordance with a vesting schedule, and are included in accrued expenses in the statements of financial condition in the amounts of $191,457 and $180,697 as of December 31, 2001 and 2000, respectively. Total incentive program expense approximated $399,971 and $333,349 in 2001 and 2000, respectively.

NOTE F - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Company, as defined, shall not exceed fifteen times "net capital' , as defined. In addition, Rule 15c3-1 requires that "net capital' of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2001, the Company's net capital ratio (aggregate indebtedness to net capital) was 9.2 to 1, and its net capital was $115,488 compared with the required net capital of $70,449.

NOTE G - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers", since it meets the requirements of Rule 15c3-3(k)(2)(ii) which, among other things, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

SUPPLEMENTARY INFORMATION



HERBEIN+COMPANY, INC.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Yanni Partners, Inc.
Pittsburgh, Pennsylvania

PITTSBURGH OFFICE
3 Gateway Center, 15th Floor
Pittsburgh, PA 15222-1004
Telephone: 412-392-2345
Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices:

GREENSBURG OFFICE
420 Pellis Road
Greensburg, PA 15601-4585
Telephone: 724-834-7053
Facsimile: 724-834-4955
greensburg@herbein.com

READING OFFICE
401 Oley Street
Reading, PA 19601-2596
Telephone: 610-378-1175
Facsimile: 610-378-0999
reading@herbein.com

POTTSTOWN OFFICE
1503 Sunset Drive, Suite 6
Pottstown, PA 19464-5023
Telephone: 610-970-7996
Facsimile: 610-970-9229
pottstown@herbein.com

www.herbein.com

Independent Auditor's Report on Supplementary Information

We have audited the accompanying financial statements of Yanni Partners, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.
Pittsburgh, Pennsylvania
January 23, 2002

YANNI PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Total stockholders' equity	$	289,277
Accounts receivable adjustment allowable for net capital		401,525
Total stockholders' equity qualified for net capital		690,802
Deductions and/or charges:		
Non-allowable assets:		
Petty cash		500
Accounts receivable-other		9,552
Prepaid expenses		162,232
Property and equipment, net		401,730
Excess insurance deductible		1,300
Net capital before haircuts on securities' positions		115,488
Haircuts on securities positions		0
NET CAPITAL	$	115,488
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Revenues received in advance	$	668,177
Accounts payable		114,194
Payroll withholdings		2,005
Accrued expenses		581,991
Accounts receivable adjustment, as defined		(309,636)
TOTAL AGGREGATE INDEBTEDNESS	$	1,056,731
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	70,449
Excess net capital	$	45,039
Ratio: Aggregate indebtedness to net capital		9.2:1

YANNI PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	115,488
Net capial per audit	$	115,488

Note: The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.